SOL Strategies Inc. Files Preliminary Base Shelf Prospectus USD $1,000,000,000

Toronto, Ontario--(Newsfile Corp. - May 27, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, is pleased to announce that it has filed a preliminary short form base shelf prospectus (the "Preliminary Shelf Prospectus") with securities regulators in each of the provinces and territories of Canada. A copy of the Preliminary Shelf Prospectus may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Upon the filing and receipt of a final base shelf prospectus, the Company will be permitted to make offerings of common shares (including through "at-the-market" offerings), warrants, subscription receipts, units, debt securities, or any combination thereof for up to a maximum amount prescribed in the final base shelf prospectus and over the period which the base shelf prospectus is effective.

The Company has filed this Preliminary Shelf Prospectus to increase its financial flexibility going forward. SOL Strategies currently has no immediate plans to issue any securities under it at this time, and may never proceed with any such issuance. Should the Company decide to offer securities the specific terms, including the use of proceeds, will be set forth in a prospectus supplement to the final base shelf prospectus, which will be filed with the applicable Canadian securities regulators.

"The filing of a base shelf prospectus supports our growth strategy by providing us with the flexibility to access capital as future opportunities arise in the rapidly evolving Solana ecosystem," said Leah Wald, CEO of SOL Strategies. "This strategic move enhances our ability to act decisively when compelling investment opportunities present themselves."

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain ecosystem that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange (the "CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking information includes, but is not limited to the filing of a final base shelf prospectus and any future financings or filing of prospectus supplements; and the potential benefits of these actions. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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